Filed Pursuant to Rule 433

Registration Statement No. 333-187666

Pricing Term Sheet

RELIANCE STEEL & ALUMINUM CO.

4.500% Senior Notes due 2023

Pricing Term Sheet

Issuer:	Reliance Steel & Aluminum Co.
Security:	4.500% Senior Notes due 2023.
Size:	$500,000,000.
Security Type:	SEC registered.
Maturity:	April 15, 2023.
Coupon:	4.500%.
Price:	99.585% of face amount.
Yield to Maturity:	4.552%.
Spread to Benchmark Treasury:	280 basis points.
Benchmark Treasury:	2.000% due February 15, 2023.
Benchmark Treasury Price and Yield:	102-7+ and 1.752%.
Interest Payment Dates:	April 15 and October 15, commencing October 15, 2013.
Redemption Provisions:
Optional Redemption:	Prior to January 15, 2023, at any time at a discount rate of Treasury plus 45 basis points. On or after January 15, 2023, at any time at par.
Special Mandatory Redemption:

If the acquisition of Metals USA Holdings Corp. has not closed by December 15, 2013 or if a Merger Termination Event (as defined in the Prospectus) occurs, the Company will be required to redeem the notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest on the notes to the date of redemption.

Net Proceeds to Issuer Before Expenses:	$494,675,000
Trade Date:	April 9, 2013
Settlement:	T+3; April 12, 2013.
CUSIP:	759509AE2.
ISIN:	US 759509AE27.
Ratings*:	Baa3 / BBB (Moody’s / S&P).
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof.
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Senior Co-Managers:	Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.
Co-Managers:

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

SMBC Nikko Capital Markets Limited

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at (866) 846-2874, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or writing them or emailing them at Merrill Lynch, Pierce, Fenner & Smith Incorporated 222 Broadway, 7th Floor, New York, NY 10038, Attention:  Prospectus Department, or e-mail dg.prospectus_requests@baml.com, or calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897, or writing them or e-mailing them at, Wells Fargo Securities, LLC, Attention: Capital Markets Client Support, 1525 West W.T. Harris Blvd., NC0675, Charlotte, North Carolina 28262 or e-mail cmclientsupport@wellsfargo.com.